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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Burlingame, John, H.		The E. W. Scripps Company (SSP)
	312 Walnut Street, 28th Floor	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/31/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cincinnati, OH 45202 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Shares, $.01 par value per share													714		D

	Class A Common Shares, $.01 par value per share													29,096,111				As Trustee**

	Common Voting Shares, $.01 par value per share													16,040,000				As Trustee**

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option		$48.50		5/13/99				A	V		1

	Option		$48.94		5/18/00				A	V		1

	Option		$64.32		5/10/01				A	V		1

	Option		$78.01		5/9/02				A	V		1

	Phantom Stock		$76.52		12/31/02				J	V			1

	Phantom Stock		$75.74		3/31/03				J	V		1

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	5/13/00	5/12/09		Class A Common	2,000						D

	5/18/01	5/17/10		Class A Common	5,000						D

	5/10/02	5/9/11		Class A Common	5,000						D

	5/9/03	5/8/12		Class A Common	5,000						D

	*	*		Class A Common	682.40*						D

	*	*		Class A Common	130.78*				5		D

Explanation of Responses:

**-The reporting person is a Trustee of The Edward W. Scripps Trust (the "Trust") and has the power, together with the other Trustees of the Trust, to vote and dispose of the shares of the company held by the Trust.  Mr. Burlingame disclaims any beneficial interest in the shares held by the Trust.
* - Pursuant to the company's 1997 Deferred Compensation and Stock Plan for Directors, directors may defer fees into a phantom stock fund.  Under this plan, fees are converted quarterly into phantom shares at the fair market value of the company's Class A Common shares on the last trading day of each quarter.  Upon retirement as a director or at another specified date, the balance may be paid in either shares or cash.  The balance at 3/31/03 is 1,167.68.

/s/ M. Denise Kuprionis, Attorney-in-fact for John H. Burlingame	4/1/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.